UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 18, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 18, 2010		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 18, 2010

4

Exhibit 99.1

Company Contact:
Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS MID-YEAR RESULTS

Montreal, Quebec. November 18, 2010– Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 64 luxury jewelry stores across Canada, Florida and Georgia, reported results for the twenty-six week period ended September 25, 2010.

For the 26 Weeks Ended September 25, 2010 compared to the 26 Weeks Ended September 26, 2009

•	Net sales increased 8.8% to $111.2 million from $102.2 million in the prior-year period;

•	Comparable store sales were up 5% as compared to the prior-year period; and

•	A net loss of $9.5 million, or $0.84 per share, was recognized for the period compared to a net loss of $12.9 million, or $1.13 per share, in the prior-year period.

Six-Month Fiscal 2011 Results

Net sales for the 26-week period ended September 25, 2010 increased 8.8% to $111.2 million from $102.2 million for the 26-week period ended September 26, 2009. The increase in reported net sales for the current 26-week period is primarily attributable to comparable store sales growth of 5% and $5.8 million of higher sales associated with foreign currency translation of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. The comparable store sales increase of 5% reflects a 6% comparable store sales increase in Canada and a 2% increase in the U.S. The increase in comparable store sales in both Canada and the U.S. is primarily attributable to an increase in store traffic in both the Company’s Canadian and U.S. markets and an increase in the average sale transaction in the U.S.

Gross profit was $47.5 million, or 42.7% of net sales in the first six months of fiscal 2011, as compared to $43.5 million, or 42.5% of net sales, in the prior year period. The 20 basis point increase was primarily attributable to a reduction in promotional pricing pressures in the U.S.

Selling, general and administrative expenses (“SG&A”) for the period was $48.6 million, or 43.7% of net sales, as compared to $48.1 million, or 47.1% of net sales, in the prior-year period. The $0.5 million increase in SG&A was primarily attributable to $2.3 million of higher expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively stronger Canadian dollar, net of $1.8 million of lower operating expenses.

Inventory totaled $140.8 million at September 25, 2010, as compared to $158.6 million at September 26, 2009, a decrease of $17.8 million or 11.2%. Excluding the impact of $4.0 million of foreign currency translation, the Company’s inventory is lower than last fiscal year by $21.8 million, due primarily to lower retail inventory as comparable store inventory decreased by 10.4% as well as the impact of the Company’s closure of four store locations since September 26, 2009, partially offset by the opening of one new store.

Bank indebtedness decreased $13.8 million from September 26, 2009. Excluding the impact of $1.3 million of foreign currency translation, bank indebtedness is lower than the prior fiscal year by $15.1 million. The decrease in bank indebtedness is primarily associated with the reduction in inventory.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “During the first half of the fiscal year we experienced modest improvements in our performance as the economies of both Canada and, to a lesser extent, the U.S. began to improve. We are encouraged by the continued improvement in sales and gross margin performance so far this year and will continue to focus on generating increases in sales and gross profits throughout the all important holiday season. In addition, we will continue to diligently control expenses, manage the level and productivity of our inventory and limit capital expenditures while continuing to focus on providing superior customer service and maintaining strong client relationships.”

Conference Call Information

A conference call to discuss the results of the 26-week period ended September 25, 2010, is scheduled for today, November 18, 2010 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-661-5127 approximately ten minutes prior to the start of the call. All other international callers please dial 1-913-312-1480 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on November 25, 2010 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 1485381.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of October 31, 2010, we operated 33 stores under the Birks brand in most major metropolitan markets of Canada, 29 stores under the Mayors brand in Florida and Georgia, two retail locations in Calgary and Vancouver under the Brinkhaus brand, as well as three temporary retail locations in Florida and Tennessee under the Jan Bell brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the ability to increase sales and gross profits, control expenses, manage the level and productivity of its inventory, and limit capital expenditures while focusing on providing superior customer service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 12, 2010 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Twenty-six Weeks Ended September 25, 2010	Twenty-six Weeks Ended September 26, 2009

Net sales	$111,212	$102,222
Cost of sales	63,761	58,744

Gross profit	47,451	43,478

Selling, general and administrative expenses	48,606	48,115
Depreciation and amortization	2,703	2,711

Total operating expenses	51,309	50,826

Operating loss	(3,858)	(7,348)
Interest and other financial costs	5,656	5,575

Loss before income taxes	(9,514)	(12,923)
Income tax expense (benefit)	24	(2)

Net loss	$(9,538)	$(12,921)

Weighted average common shares outstanding:
Basic and diluted	11,390	11,390

Net loss per common share:
Basic and diluted	$(0.84)	$(1.13)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 25, 2010	September 26, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$2,928	$2,345
Accounts receivable	7,671	8,421
Inventories	140,803	158,606
Assets held for sale	924	—
Other current assets	2,692	3,473

Total current assets	155,018	172,845

Property and equipment	26,265	30,728
Intangible assets	1,029	1,082
Other assets	2,003	3,301

Total non-current assets	29,297	35,111

Total assets	$184,315	$207,956

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$74,233	$87,988
Accounts payable	39,646	33,864
Accrued liabilities	6,440	6,612
Current portion of long-term debt	6,372	3,896

Total current liabilities	126,691	132,360

Long-term debt	44,746	47,936
Other long-term liabilities	3,995	3,726

Total long-term liabilities	48,741	51,662

Stockholders’ Equity:
Common stock	60,895	60,895
Additional paid-in capital	15,733	15,702
Accumulated deficit	(73,378)	(57,290)
Accumulated other comprehensive income	5,633	4,627

Total stockholders’ equity	8,883	23,934

Total liabilities and stockholders’ equity	$184,315	$207,956